

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Mr. G. Howard Ember, Jr.
Vice President, Finance
Tootsie Roll Industries, Inc.
7401 South Cicero Avenue
Chicago, IL 60629

      Re: Tootsie Roll Industries, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 1, 2010
              File No. 1-01361

Dear Mr. Ember:

      We have completed our review of your filings and have no further comments at this time.

                        Sincerely,

                        Anne Nguyen Parker
                        Branch Chief